Norton Rose Australia Attn: Craig Chapman
GPO Box 407
Brisbane QLD 4001

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Certificate of Registration of a Foreign Company

Corporations Act 2001 Sub-section 601CU(1)

This is to certify that

ALLIED GOLD MINING PLC

Australian Registered Body Number 151 368 053

which was formed or incorporated in

UNITED KINGDOM

was registered as a foreign company under
the Corporations Act 2001
on **the eighth day of June 2011.**

Given under the seal of the
Australian Securities and Investments Commission
on this eighth day of June, 2011.

Greg Medcraft
Chairman

COMMON SEAL
AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION
COMMON SEAL

CERTIFICATE